Mail Stop 3561

August 18, 2006

Mr. Terry J. Lundgren
Chairman of the Board, President and Chief Executive Officer
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

      Re: **Federated Department Stores, Inc.**
               Form 10-K/A for Fiscal Year Ended January 28, 2006
               Filed June 6, 2006

               Form 10-Q for Fiscal Quarter Ended April 29, 2006
               Filed June 8, 2006

               File 1-13536

Dear Mr. Lundgren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, for the year ended January 28, 2006

General

1. Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

General

2. Please disclose in future filings in tabular form for each period presented the amount or percentage of total revenue or sales contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

3. You disclose in the last paragraph on page 13 that you expect the merger with May Department Stores to accelerate the growth of comparable store sales. Please explain your basis for stating that investors can expect the merger to accelerate the growth of comparable store sales.

4. You disclose the expectation of realizing $175 million in cost savings in 2006 as a result of the merger with May Department Stores. Please disclose the actual amount realized along with the related functions eliminated so that investors can better understand the actual benefits being realized from integrating the acquired operations during 2006.

Results of Operations, page 15

General

5. Please consider revising your disclosure to include the dollar amount of overall change of each revenue and expense line item for each year over year comparison presented. We believe presenting this additional information will be a significant improvement over your current disclosure, as well as help investors develop a better perspective on the information you currently present and assist them in understanding the material changes that occurred in your operations during the current fiscal year when compared to the prior year. Refer to Item 303(a)(3) of Regulation S-K.

6. Please clarify in your disclosure which stores you include in your comparable store sales data, including how you handle major renovations, and store relocations. For stores acquired in recent acquisitions that have been open more than one year that may not yet carry the Macy's or Bloomingdale's nameplate, we believe you should also disclose the change in comparable store sales for these stores, along with an explanation of how you calculate this information and what stores have been included.

7. Please quantify in dollars the amount of sales attributable to new stores opened during the year, the incremental full year affect of stores opened in the prior year and the increase in same store sales in your discussions of the changes in net sales so that investors can better understand how this component impacted the overall change in store net sales from year to year. Refer to Item 303(a)(3) of Regulation S-K.

8. Please disclose if you expect current trends in your revenue and expense line items impact future periods as required by Item 303(a)(3) of Regulation S-K.

Comparison of the 52 Weeks Ended January 28, 2006 and the 52 Weeks Ended January 29, 2005, page 15

9. Please revise your disclosure to more clearly explain the impact that the acquisition of the May Department Stores had on your results of operations, including how the acquisition affected major revenue and expense line items during fiscal 2005. Refer to Item 303(a)(3) of Regulation S-K.

10. You disclose several factors that contributed to the increase in selling, general and administrative expenses for each of the years presented, but do not clearly quantify their impact and the dollar amount they contributed to the overall change during fiscal 2005. Please revise your disclosure accordingly. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 17

11. Please revise your disclosures to clarify the impact you expect your transactions with Citibank, N.A. on cash flows and your liquidity position in future periods.

Consolidated Financial Statements

Note to Consolidated Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies

General

12. You disclose in the fourth paragraph on page 13 your introduction in fiscal 2005 of a new nationwide Macy's customer loyalty program called Star Rewards. Please explain to us in more detail how this program operates, the benefits you offer customers under the program, and your policy for accounting for the cost of the benefits that you offer customers under the program. Please also disclose your accounting policy for the discounts customers earn under this new program. Refer to EITF 00-22.

13. Please disclose your accounting policy for the gift cards, including the timing of your recognition of revenue and whether they have an expiration date. Please also tell us and disclose for all periods presented your remaining liability for amounts due customers on gift cards purchased.

14. We note your disclosure in Note 6 and that on page F-11 that finance charge income is treated as a reduction of selling, general and administrative expenses. Please revise your disclosure to include the remaining information required by SAB Topic 8:B. See Examples 1 and 2 of this SAB Topic for acceptable disclosure formats.

15. Please tell us in more detail how you determined that you have only one reportable segment under SFAS 131. We note that you have two major department stores, Macy's and Bloomingdale's, as well as income finance charges and income from leased departments in each store. Please supplement your response by providing us with a representative sample of current internal reports that management uses to assess the performance of your business such as internal financial statements, budgets, and other items like flash reports. In this regard, please explain to us in detail your operating segments and provide us with three years of sales information for each operating segment you have identified, along with three years of profit (loss) and margin history, and asset information for each operating segment you have identified. Also refer to EITF 04-10. We may have further comment.

16. Please disclose your accounting policy for recognizing income from lease departments, including the basis for commissions collected, if any, on lease department sales. Refer to SAB Topic 8:A for guidance.

17. We note your disclosure on pages F-12 and F-13 that you receive cash or allowances from merchandise vendors in connection with your purchase of their products and certain cooperative advertising and marketing programs. In this regard, please tell us and revise your disclosure to clarify to us for specific each type of allowance exactly when you earn the cash or credit allowance amount you receive from vendors so that your policy disclosure clearly explains the timing of your recording of these allowances during each period. Please also disclose the amount of cooperative advertising reimbursements netted against gross advertising expense. We believe that you should also include in your revised disclosures the following additional information:

- the number of vendors and the length of time of the agreements;
- the terms and conditions of the agreements;
- a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;
- in management's discussion and analysis the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
- the dollar amount of the excess that you recorded in cost of merchandise sales.

Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs. Please show us in your supplemental response what your revised disclosures will look like.

18. Please disclose when you perform the annual goodwill impairment test required by paragraph 26 of SFAS 142.

Note 2. Acquisition, page F-16
Note 9. Goodwill and Other Intangible Assets, page F-25

19. Please disclose the factors that contributed to a purchase price that resulted in the recognition. It appears that you may not have identified all of the intangible assets that meet the criteria for recognition apart from goodwill as noted in paragraph 39 of SFAS 141. Please also tell us the process you used to identify all intangible assets including those related to supplier and customer relationships. Please also explain to us how you determined the fair value of favorable and unfavorable lease agreements. Refer to paragraphs A14 to A28 of SFAS 141. Also, refer to EITF 02-17.

20. We note that your disclosure of the preliminary purchase price allocation on page F-17 and your plans to retain and convert approximately 460 of the 500 acquired

May department stores to the Macy's nameplate during 2006.   Please disclose the factors that contributed to a purchase price that resulted in the recognition of $9.3 billion in goodwill. It appears that you may not have identified all of the intangible assets that meet the criteria for recognition apart from goodwill as outlined in paragraph 39 of SFAS 141. Please tell us the process you used to identify all of the intangible assets, including those related to supplier and customer relationships, particularly in light of the number of customer account information acquired in the transaction. Please also tell us how you determined the fair value of the favorable and unfavorable lease agreements, the results of this analysis and why.

Form 10-Q for the quarter ended April 29, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the 13 Weeks Ended April 29, 2006 and April 30, 2005

21. Please explain to us and disclose why gross margin decreased from 40.2% to 38.7%, or 1.5 percentage points during the quarter ended April 30, 2006 when compared to the prior year. Your use of "percentage of sales data" to explain significant changes during the period is not always an effective or clear approach to communicating the reason for changes in costs and expenses. In future filings, please revise your disclosure to quantify in dollars the impact of each business reason that contributed to the overall change in each major line item, including gross margin, and the general, administrative and store expense line items. Refer to Item 303(a)(3) of Regulation S-K.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief